Exhibit 5.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

IAMGOLD Corporation

We consent to the use of our report dated February 23, 2022, on the consolidated financial statements of IAMGOLD Corporation, which comprise the consolidated balance sheets as of December 31, 2021 and December 31, 2020, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity and cash flows for each of the years then ended, and the related notes, and our report dated February 23, 2022 on the effectiveness of internal control over financial reporting as of December 31, 2021 which are incorporated by reference herein in the Registration Statement on Form F-10 dated September 1, 2022 of IAMGOLD Corporation.

/s/ KPMG LLP

Chartered Professional Accounts, Licenced Public Accountants

September 1, 2022

Toronto, Canada